UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

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                                                       SEC FILE NUMBER 000-26495
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                                                          CUSIP NUMBER M25596103
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [X] Form 20-F  [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant: Commtouch Software Ltd.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number:) 1A Hazoran Street
Poleg Industrial Park, P.O. Box 8511

City, State and Zip Code: Netanya 42504, Israel

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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                (a) The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         1. Registrant continues to operate with a reduced staff of G&A employees and is directing most of its resources to its R&D department.

         2. In the immediate period preceding the due date for the filing of the Form 20-F, Registrant announced that it a) had closed a round of financing by way of a convertible loan, b) had settled a pending shareholder class action that alleged violation of the anti-fraud provisions of the Securities Exchange Act of 1934 and c) was continuing to expend resources in redefining its business model - from one centered on email/messaging solutions to a focus on creating effective anti-spam solutions. These critical matters necessarily taxed the few G&A resources of Registrant qualified to deal with 20-F matters, creating a natural delay in the processing of information needed to complete the Form 20-F.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Devyani Patel            650                  864-2000
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               (Name)           (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Commtouch Software Ltd.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2003         By: /s/Gideon Mantel
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                                Gideon Mantel
                                Chief Executive Officer